UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(CUSIP Number)

Caroline S. Vaccariello

Preformed Line Products Company

660 Beta Drive

Mayfield Village, OH 44143

(440) 461-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Barbara P. Ruhlman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,432,033
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,432,033
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,033
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.94%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 740444 10 4

EXPLANATORY NOTE

Barbara P. Ruhlman (the “Reporting Person”) filed a Schedule 13G in November 2001 relating to the Common Shares, $2 par value per share (“Common Shares”), of Preformed Line Products Company (the “Company”), an Ohio corporation, with principal offices at 660 Beta Drive, Mayfield Village, Ohio 44143. In March 2004, the Reporting Person amended the Schedule 13G by filing a Schedule 13D, which has been further amended by Schedule 13D/A filings in February 2005, September 2006, December 2008 and March 2013. All previous Schedule 13G and Schedule 13D filings by the Reporting Person are collectively referred to herein as the “Schedule 13D.”

This Amendment No. 6 to the Schedule 13D (this “Amendment”) amends the Items included below in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

The Schedule 13D is amended to report an increase in the Reporting Person’s beneficial ownership of the Common Shares in connection with the transfer of Common Shares to the Reporting Person in payment of a promissory note issued by the Barbara P. Ruhlman Irrevocable Trust dated 7/27/08 to a revocable trust, of which the Reporting Person is trustee and the direct beneficiary.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Reporting Person beneficially owns 1,432,033 Common Shares, or 27.94%.

(b)	The Reporting Person has sole voting and dispositive power with respect to 1,432,033 Common Shares, which are held through a revocable trust for which the Reporting Person is the sole trustee and direct beneficiary.

(c)	On September 9, 2016, 827,820 of the Common Shares were acquired by the Reporting Person in payment of a promissory note, with such shares valued at a price of $42.09 per share. On August 23, 2016, 1,474 Common Shares, which were held by the Thomas F. Peterson Foundation (the “Foundation”), of which the Reporting Person is a Trustee and the President, were acquired by the Company at a price of $44.66 per share.

(d)	The Reporting Person, based on her percentage ownership of the Common Shares to which this statement relates, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The Reporting Person holds interests that exceed 5% of the Common Shares.

(e)	Not applicable.

The percentages of Common Shares held set forth herein are based on 5,125,849 Common Shares outstanding as of September 30, 2016.

CUSIP No. 740444 10 4

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following:

On August 23, 2016, the Company purchased at a price per share of $44.66, 1,474 Common Shares from the Foundation pursuant to a Shares Purchase Agreement, dated August 23, 2016, between the Company and the Foundation.

On August 11, 2015, the Company purchased at a price per share of $35.00, 14,285 Common Shares from the Foundation pursuant to a Shares Purchase Agreement, dated August 11, 2015, between the Company and the Foundation.

On August 14, 2014, the Company purchased at a price per share of $54.83, 13,679 Common Shares from the Foundation pursuant to a Shares Purchase Agreement, dated August 14, 2014, between the Company and the Foundation.

On May 9, 2013, the Company purchased at a price per share of $76.87, 9,757 Common Shares from the Foundation pursuant to a Shares Purchase Agreement, dated May 9, 2013, between the Company and the Foundation.

Item 7.	Exhibits

Item 7 of the Schedule 13D is amended to add the following:

(a)	Shares Purchase Agreement, dated August 23, 2016, between the Company and the Foundation (incorporated by reference to the Company’s Current Report on Form 8-K dated August 23, 2016).

(b)	Shares Purchase Agreement, dated August 11, 2015, between the Company and the Foundation (incorporated by reference to the Company’s Current Report on Form 8-K dated August 11, 2015).

(d)	Shares Purchase Agreement, August 14, 2014, between the Company and the Foundation (incorporated by reference to the Company’s Current Report on Form 8-K dated August 15, 2014).

(e)	Shares Purchase Agreement, May 9, 2013, between the Company and the Foundation (incorporated by reference to the Company’s Current Report on Form 8-K dated May 10, 2013).

CUSIP No. 740444 10 4

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2016

By:	/s/ Barbara P. Ruhlman
Barbara P. Ruhlman